[Reference Translation]

February 3, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in January pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 8, 2015, August 4, 2015 and November 5, 2015, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on May 8, 2015, including details decided thereafter, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
2. Total number of shares repurchased	13,800,000 shares
3. Total purchase price:	93,374,510,100 JPY
4. Method of acquisition:	Purchase in the market through a trust bank
5. Period of repurchase:	From January 8, 2016 to January 28, 2016

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2015, including details decided thereafter (Repurchase of shares in order to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	40 million shares (maximum)

	(3) Total purchase price for repurchase of shares	300 billion JPY (maximum)

	(4) Period of repurchase	From November 16, 2015 to January 29, 2016

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of February 3, 2016)

(1) Total number of shares repurchased	39,942,900 shares

(2) Total purchase price for repurchased shares	293,369,559,900 JPY

We would also like to inform you that another repurchase of shares was resolved at a meeting of the board of directors held on November 5, 2015 in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment, as follows:

1.	Method of repurchase

Purchase in the market

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	23 million shares (maximum)

	(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

	(4) Period of repurchase	From February 1, 2016 to March 31, 2016